                                   [SAP LOGO]


FOR IMMEDIATE RELEASE

                                            Contact:  Gundolf Moritz
                                                      SAP AG
                                                      011-49-6227-7-44872
                                                          -or-
                                                      David Lowy
                                                      Taylor Rafferty, New York
                                                      212-889-4350


SAP REPORTS SOLID SECOND QUARTER PERFORMANCE

Sales of mySAP.com exceeds expectations

NEW YORK/WALLDORF -- JULY 20, 2000 -- SAP AG (NYSE: SAP), the leading provider of inter-enterprise software solutions, today announced its results for the quarter ended June 30, 2000. In the second quarter, revenues rose 19% over the same period last year to Euro 1.50 billion (1999: Euro 1.26 billion). License revenues grew by 23% to Euro 554 million (1999: Euro 452 million) of which sales of mySAP.com, the leading e-business platform, accelerated to Euro 261 million or 47% of total license revenues in the second quarter, compared to 22% in the first quarter 2000. Pre-tax profit in the quarter before charges for the employee stock appreciation rights program (STAR) increased 11% to Euro 288 million (1999: Euro 260 million); pre-tax profit including STAR decreased 22% to Euro 193 million (1999: Euro 248 million). Net income in the quarter decreased 18% to Euro 116 million (1999: Euro 142 million).

Sales for the first half of 2000 grew 15% to Euro 2.68 billion from Euro 2.34 billion in the same period last year. Pre-tax profit in the first half before charges for STAR was up 50% to Euro 622 million (1999: Euro 416 million); pre-tax profit including STAR decreased 31% to Euro 288 million (1999: Euro 420 million). Net income in the first half was down 28% to Euro 172 million (1999:
Euro 240 million).

"Less than a year after its introduction, mySAP.com already accounts for almost 50% of total license revenues in the second quarter," said Hasso Plattner, Co-Chairman and CEO of SAP AG. "That clearly shows that our e-business platform mySAP.com is enabling an increasing number of businesses around the world to be part of the Internet economy. Nestle is one example. The company signed a contract that will put mySAP.com at the fingertips of over 230,000 Nestle employees. Another indication that SAP continues to extend its leadership is that over half of our mySAP.com sales this quarter were to new customers."

IMPROVED PERFORMANCE IN THE AMERICAS

In the second quarter, revenues in the Americas rose 15% to Euro 598 million (1999: Euro 521 million). Sales in the Asia Pacific (APA) region were up 67% to Euro 192 million (1999: Euro 115 million) while in the region comprising Europe, the Middle East and Africa (EMEA) revenues increased 13% to Euro 708 million (1999: Euro 624 million).


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Breaking out license revenues for the quarter: the Americas grew 33% to Euro 215 million, APA were up 197% to Euro 89 million and EMEA decreased 4% to Euro 250 million.

In the first half, sales in the APA region were up 55% to Euro 331 million (1999: Euro 214 million), in the EMEA region, revenues increased 14% to Euro
1.32 billion (1999: Euro 1.15 billion) and in the Americas, revenues rose 7% to Euro 1.03 billion (1999: Euro 0.97 billion).

"The sales strength of mySAP.com picked up further pace in the second quarter," said Henning Kagermann, Co-Chairman and CEO of SAP AG. "Our US organization has quickly refocused its efforts to take advantage of increased market demand. In addition, demand in the Asia Pacific region was particularly strong. In the second half, we will continue to reallocate resources in an effort to improve margins and reap the benefits of our healthy pipeline."

For the first half, product revenues rose 25% to Euro 1.69 billion (1999: Euro
1.35 billion) and amounted to 63% of total sales. License revenues increased by 14% to Euro 923 million (1999: Euro 807 million). mySAP.com contributed Euro 341 million, or 37% of license sales. Consulting revenues in the first half slowed, decreasing 2% to Euro 725 million (1999: Euro 741 million). Training revenues fell 10% to Euro 195 million (1999: Euro 216 million).


SECOND QUARTER 2000 HIGHLIGHTS

o STRONG CUSTOMER ACCEPTANCE OF mySAP.COM, the SAP e-business platform, continued in the second quarter. New mySAP.com customers in the quarter include: in the Americas, Canada Post, Commonwealth of Pennsylvania, Compaq, Massachusetts Mutual Life Insurance Co.; in Europe, Assicurazioni Generali, British Airways Engineering, Nestle, ProSieben Media, Sainsbury's Homebase; in Asia/Pacific, Mitsui Chemical, NTT Comware, Yamaha Corporation.

o SAP WELCOMED MORE THAN 21,000 CONFERENCE ATTENDEES TO ITS SAPPHIRE CUSTOMER CONFERENCES in Berlin and Las Vegas. At the events, SAP showcased continued delivery and strong customer acceptance of mySAP.com. At the European conference, SAP unveiled a new program to provide a clear path for current customers to upgrade to mySAP.com as well as a comprehensive integration strategy that will open mySAP.com to third-party solutions, giving customers greater choice and flexibility. At SAPPHIRE Las Vegas, SAP AG, SAPMarkets, the SAP subsidiary dedicated to deliver mySAP.com marketplaces, and Commerce One announced a preliminary agreement to jointly deliver the next-generation e-business marketplace solution for the Internet economy.

o SAPMARKETS CURRENTLY HAS NINE mySAP.COM MARKETPLACES IN OPERATION. These electronic marketplaces enable enterprises of all sizes and industries to efficiently conduct collaborative business: Companies' systems and employees are dynamically linked through mySAP.com Marketplaces, allowing them to seamlessly work together over the Internet and across company boundaries. Among those currently in operation are the mySAP.com Marketplace for the US (http://marketplace.mySAP.com); the SAP Service Marketplace (http://service.sap.com); a chemical and pharmaceutical Marketplace with BASF, Degussa-Huls, Henkel, Wacker-Chemie GmbH, KSB, Linde, Sartorius, Siemens and Wollschlager (http://chempharm.mySAP.com); Marketplace joint venture for Austria with Austria Telekom (http://www.abusiness.at); European Real Estate Marketplace (http://www.sky7home.de); a Healthcare Marketplace


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     (http://www.neoforma.com); an online marketplace for office supplies, equipment and furniture together with Deutsche Bank (http://www.emaro.com); a Marketplace for the UK utilities industry with Achilles (http://www.achillesmarket.com); and a Marketplace for automotive suppliers with Robert Bosch GmbH, Continental AG, INA Walzlager Scheffler oHG and ZF Friedrichshafen AG (http://www.automotive-supplier-mart.com). In addition to the nine mySAP.com Marketplaces currently live, SAPMarkets is actively engaged in the development of 15 more, scheduled to go live in the near future.

The SAP Earnings Results Press Conference held today in New York at 9:00 AM EDT will be broadcast live on the Internet at http://www.SAP.com/investor


KEY FIGURES AT A GLANCE (IN EUR MILLIONS)
SAP Group

------------------------------------------------------------------------------------------------------------------
                                1ST HALF 2000          1ST HALF 1999                CHANGE               % CHANGE

------------------------------------------------------------------------------------------------------------------
Revenues                                2,681                  2,336                   345                     15
------------------------------------------------------------------------------------------------------------------
Income before taxes                       288                    420                  -132                    -31
------------------------------------------------------------------------------------------------------------------
Net income                                172                    240                   -68                    -28
==================================================================================================================
Headcount                              22,988                 20,880                 2,108                     10
(June 30)
------------------------------------------------------------------------------------------------------------------
- of which in Germany                   3,543                  2,951                   592                     20
operational

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 1999 filed with the SEC on April 7, 2000. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

SAP AG preference and common shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the US, SAP's American Depositary Receipts (ADRs), each worth one-fourth of a preference share, trade on the New York Stock Exchange under the symbol `SAP'. SAP is a component of the DAX, the index of 30 German blue chip companies.

Information on the SAP AG preference shares is available on Bloomberg under the symbol SAP3 GR, on Reuters under SAPG_p.F or DE and on Quotron under SAGVD.EU. Information on the SAP common shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG's home page: http://www.sap.com.


                                      # # #


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CONSOLIDATED INCOME STATEMENTS (IN EURO MILLIONS) - SECOND QUARTER 2000
SAP Group

-------------------------------------------------------------------------------------------------------
                                                                  2000            1999             D
-------------------------------------------------------------------------------------------------------

            Software revenue                                       554             452             23%
            Maintenance revenue                                    396             284             39%
       Product revenue                                             950             736             29%
            Consulting revenue                                     393             398             -1%
            Training revenue                                       100             106             -6%
       Service revenue                                             493             504             -2%
       Other revenue                                                55              20            175%
-------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                                    1,498           1,260             19%
-------------------------------------------------------------------------------------------------------

       Cost of product                                            -150            -106             42%
       Cost of service                                            -394            -414             -5%
       Research and development                                   -202            -166             22%
       Sales and marketing                                        -420            -276             52%
       General and administration                                  -88             -57             54%
       Other income/expenses, net                                    2              -6           -133%
-------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSE                                         -1,252          -1,025             22%
-------------------------------------------------------------------------------------------------------

       STAR expense                                                -95             -12            692%
-------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSE INCL. STAR                              -1,347          -1,037             30%
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                   151             223            -32%
-------------------------------------------------------------------------------------------------------

Other non-operating income/
expenses, net                                                      -11              -7             57%
Financial income, net                                               53              32             66%
-------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                         193             248            -22%
-------------------------------------------------------------------------------------------------------

Income taxes                                                       -77            -105            -27%
Minority interest                                                    0              -1
-------------------------------------------------------------------------------------------------------
NET INCOME                                                         116             142            -18%
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE (IN EURO)
-------------------------------------------------------------------------------------------------------
       Ordinary shares                                            0.36            0.45            -20%
       Preference shares                                          0.37            0.46            -20%

---------------------------------------------------------------------------------------
DSO (IN DAYS)                                                      105             108
---------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
TAX RATE (AS A PERCENTAGE)                                       40.0%           42.3%
---------------------------------------------------------------------------------------


FIGURES ARE REPORTED ACCORDING TO US-GAAP.


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CONSOLIDATED INCOME STATEMENTS (IN EURO MILLIONS) - FIRST HALF 2000
SAP Group


-------------------------------------------------------------------------------------------------------
                                                                  2000            1999             D
-------------------------------------------------------------------------------------------------------

            Software revenue                                       923             807             14%
            Maintenance revenue                                    769             544             41%
       Product revenue                                           1,692           1,351             25%
            Consulting revenue                                     725             741             -2%
            Training revenue                                       195             216            -10%
       Service revenue                                             920             957             -4%
       Other revenue                                                69              28            146%
-------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                                    2,681           2,336             15%
-------------------------------------------------------------------------------------------------------

       Cost of product                                            -276            -203             36%
       Cost of service                                            -760            -808             -6%
       Research and development                                   -396            -306             29%
       Sales and marketing                                        -708            -504             40%
       General and administration                                 -162            -104             56%
       Other income/expenses, net                                   -5             -18            -72%
-------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSE EXCL. STAR                              -2,307          -1,943             19%
-------------------------------------------------------------------------------------------------------

       STAR expense                                               -334               4          -8450%
-------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSE INCL. STAR                              -2,641          -1,939             36%
-------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                    40             397            -90%
-------------------------------------------------------------------------------------------------------

Other non-operating income/
expenses, net                                                      -43             -13            231%
Financial income, net                                              291              36            708%
-------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                         288             420            -31%
-------------------------------------------------------------------------------------------------------

Income taxes                                                      -115            -179            -36%
Minority interest                                                   -1              -1              0%
-------------------------------------------------------------------------------------------------------
NET INCOME                                                         172             240            -28%
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE (IN EURO)
-------------------------------------------------------------------------------------------------------
       Ordinary shares                                            0.54            0.76            -29%
       Preference shares                                          0.55            0.78            -29%

---------------------------------------------------------------------------------------
DSO (IN DAYS)                                                      105             108
---------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
TAX RATE (AS A PERCENTAGE)                                       40.0%           42.5%
---------------------------------------------------------------------------------------


FIGURES ARE REPORTED ACCORDING TO US-GAAP.


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CONSOLIDATED BALANCE SHEET (IN EUR MILLIONS) - FIRST HALF 2000
SAP Group

ASSETS

-------------------------------------------------------------------------------------------------------------------------
                                                                                           06/30/2000         12/31/1999
-------------------------------------------------------------------------------------------------------------------------
INTANGIBLE ASSETS                                                                                 119                120
-------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT                                                                     816                794
-------------------------------------------------------------------------------------------------------------------------
FINANCIAL ASSETS                                                                                  539                610
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
FIXED ASSETS                                                                                    1,474              1,524
-------------------------------------------------------------------------------------------------------------------------
INVENTORIES/ACCOUNTS RECEIVABLES                                                                1,940              2,157
-------------------------------------------------------------------------------------------------------------------------
LIQUID ASSETS                                                                                   1,156                810
-------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS                                                                                  3,096              2,967
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
DEFERRED TAXES                                                                                    388                284
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
PREPAID EXPENSES                                                                                  104                 52
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                    5,062              4,827
-------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY AND LIABILITIES
-------------------------------------------------------------------------------------------------------------------------
                                                                                           06/30/2000         12/31/1999
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY                                                                            2,388              2,559
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
MINORITY INTEREST                                                                                   9                  9
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
RESERVES AND ACCRUED LIABILITIES                                                                1,335              1,278
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
OTHER LIABILITIES                                                                                 597                605
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
DEFERRED INCOME                                                                                   733                376
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES                                                      5,062              4,827
-------------------------------------------------------------------------------------------------------------------------


FIGURES ARE REPORTED ACCORDING TO US-GAAP.